Exhibit 99.1

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2018 and 2017

UNAUDITED

 _______________________

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

Unaudited - (Expressed in thousands of Canadian dollars)

	As at September 30,	As at December 31,	As at January 1,
	2018	2017	2017
		Restated (note 3)	Restated (note 3)
Assets

Current assets:
Cash	$5,193	$2,474	$2,457
Marketable securities	173	425	625
Amounts receivable	297	645	235
Prepaid expenses and deposits	1,129	1,167	319
Deferred acquisition costs	10	–	160

	6,802	4,711	3,796

Non-current assets:
Restricted cash	115	115	115
Mineral property interests (note 4)	38,619	37,258	36,050
Equipment	1,591	1,675	1,786
	40,325	39,048	37,951
Total assets	$47,127	$43,759	$41,747

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$2,563	$1,053	$818
Flow-through share premium liability (note 5)	428	185	–

	2,991	1,238	818

Non-current liabilities:
Provision for site reclamation and closure (note 6)	1,880	1,662	1,747

Total liabilities	$4,871	$2,900	$2,565

Equity:
Share capital	$121,705	$105,870	$67,553
Share option and warrant reserve	6,831	6,046	6,108
Accumulated other comprehensive income (loss)	40	(60)	18
Deficit	(86,320)	(70,997)	(34,497)

Total equity	$42,256	$40,859	$39,182

Total liabilities and equity	$47,127	$43,759	$41,747

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2 of 22

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
		Restated (note 3)		Restated (note 3)
Operating expenses
Exploration and evaluation costs (note 7)	$7,821	$20,214	$13,384	$32,436
Fees, salaries and other employee benefits	596	604	1,897	2,768
Legal and professional fees	78	56	216	184
Marketing and investor relations	279	300	1,022	1,079
Insurance	73	69	234	112
Office and administration	95	128	313	456
Regulatory, transfer agent and shareholder information	49	42	189	171
	8,991	21,413	17,255	37,206

Other expenses (income):
Project investigation costs	34	14	91	94
Accretion of provision for site reclamation and closure	9	9	28	29
Interest and other income	(31)	(67)	(77)	(207)
Amortization of flow-through share premium (note 5)	(1,621)	(3,144)	(2,236)	(5,652)
Loss on marketable securities	95	119	253	292
Foreign exchange loss	11	29	9	31
	(1,503)	(3,040)	(1,932)	(5,413)

		-
Loss for the period	$7,488	$18,373	$15,323	$31,793

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	57	49	(100)	70

Other comprehensive loss (income) for the period	57	49	(100)	70

Total comprehensive loss for the period	$7,545	$18,422	$15,223	$31,863

Basic and diluted loss per share (note 13)	$0.08	$0.24	$0.18	$0.42

Basic and diluted weighted average number of shares outstanding (note 13)	88,304,840	77,189,991	84,552,131	76,034,373

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3 of 22

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Equity

Unaudited - (Expressed in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive income (loss)	Deficit	Total
				Restated (note 3)	Restated (note 3)	Restated (note 3)
Balance at December 31, 2016	66,796,817	$67,553	$6,108	$18	$(34,497)	$39,182

Comprehensive loss for the period	–	–	–	(70)	(31,793)	(31,863)
Shares issued pursuant to offering, net of share issue
costs and flow-through liability (note 8 (b) v)	9,542,402	32,760	–	–	–	32,760
Share options exercised (note 8 (b) vi)	183,000	521	(202)	–	–	319
Warrants exercised (note 8 (b) vii)	1,954,011	4,644	(1,523)	–	–	3,121
Share-based compensation (note 9 (a))	–	–	1,674	–	–	1,674

Balance at September 30, 2017	78,476,230	$105,478	$6,057	$(52)	$(66,290)	$45,193

Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(60)	$(70,997)	$40,859

Comprehensive income (loss) for the period	–	–	–	100	(15,323)	(15,223)
Shares issued pursuant to offerings, net of share issue
costs and flow-through liability	11,406,586	15,732	–	–	–	15,732
Share options exercised (note 8 (b) iii)	70,000	70	(35)	–	–	35
Warrants exercised (note 8 (b) iv)	15,000	33	(12)	–	–	21
Share-based compensation (note 9 (a))	–	–	832	–	–	832

Balance at September 30, 2018	90,237,816	$121,705	$6,831	$40	$(86,320)	$42,256

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4 of 22

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited - (Expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
		Restated (note 3)		Restated (note 3)
Cash (used in) provided by:

Operating activities:
Loss for the period	$(7,488)	$(18,373)	$(15,323)	$(31,793)
Items not involving cash:
Interest income	(31)	(65)	(77)	(207)
Accretion of provision for site reclamation and closure	9	9	28	29
Loss on marketable securities	95	119	253	292
Amortization of flow-through share premium (note 5)	(1,621)	(3,144)	(2,236)	(5,652)
Unrealized foreign exchange loss	(50)	92	8	134
Share-based compensation (note 9(a))	393	307	832	1,674
Depreciation of fixed assets	66	71	195	188
Changes in non-cash working capital:	–
Amounts receivable	(183)	(239)	347	(563)
Prepaid expenses and deposits	30	2,231	91	(896)
Accounts payable and accrued liabilities	1,491	6,066	1,498	8,485
Cash used in operating activities	(7,289)	(12,926)	(14,384)	(28,309)

Investing activities:
Interest received	31	67	77	208
Purchase of equipment	(49)	(2)	(109)	(142)
Mineral property acquisition costs	(77)	(1,068)	(1,104)	(1,097)
Increase in reclamation bond	–	–	(53)	–
Cash (used in) provided by investing activities	(95)	(1,003)	(1,189)	(1,031)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs (note 8 (b))	6,931	–	18,221	38,911
Proceeds from share option and warrant exercises (note 8 (b))	–	2,578	56	3,440
Cash provided by financing activities	6,931	2,578	18,277	42,351

Effect of foreign exchange rate changes on cash	47	(67)	15	(111)

(Decrease) Increase in cash	(407)	(11,418)	2,719	12,900

Cash, beginning of the period	5,600	26,775	2,474	2,457

Cash, end of the period	$5,193	$15,357	$5,193	$15,357

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut (note 4 (a)), as well as the Homestake Ridge Project in northwestern British Columbia (note 4 (b)). The Company has also secured rights to various mining concessions in southern Peru (note 4 (c)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2017 except as follows:

•	Revenue Recognition

Effective January 1, 2018 the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The adoption of this standard did not impact the Company’s financial statements, as currently the Company does not earn revenues.

•	Financial instruments

Effective January 1, 2018 the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The adoption of this standard did not impact the Company’s financial statements as currently the Company does not hold any financial instruments for which the underlying accounting was impacted.

6 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

2.	Basis of presentation (continued)

(a)	Statement of compliance (continued)

•	Change in accounting policy for exploration and evaluation costs

Effective January 1, 2018 the Company elected to change its accounting policy for exploration and evaluation costs. As a result of this voluntary change in accounting policy, the Company has retrospectively restated certain prior period amounts within these condensed consolidated interim financial statements to be in accordance with this new policy. The voluntary change in policy and the impact on prior period amounts is detailed in note 3.

The revised accounting policy for exploration and evaluation costs and mineral property interests is as follows:

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities, including but not limited to researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statement of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are written off to the consolidated statement of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors of the Company on November 8, 2018.

7 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

2.	Basis of presentation (continued)

(b)	Basis of preparation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)	Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed consolidated interim financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of these condensed consolidated interim financial statements. No new judgements were applied for the periods ended September 30, 2018 and 2017.

(d)	New accounting standards not yet in effect

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company does not have any material lease agreements and does not expect the adoption of this standard to materially impact its consolidated financial statements.

3.	Change in accounting policy

Effective January 1, 2018 the Company elected to change its accounting policy for exploration and evaluation costs incurred subsequent to the acquisition of a mineral property interest. Previously the Company had capitalized these costs as part of mineral property interests in accordance with IFRS 6 which allows for mining exploration companies to either capitalize or expense such costs.

8 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

3.	Change in accounting policy (continued)

Management determined that expensing exploration and evaluation costs would provide more relevant information to many of its financial statements users, as it would allow for comparisons to be drawn against both its Canadian peers, many of which choose to expense such costs, as well as its American peers as the policy is more in line with United States Generally Accepted Accounting Policies (“US GAAP”) requirements to expense costs, other than those incurred to acquire the right to explore a mineral property, until the economic viability of a project is established.

The Company will continue to capitalize the costs incurred to acquire the right to explore a mineral property until the right is lost or the value of the mineral property is determined to be impaired.

See note 2 (a) for the Company’s revised accounting policy on exploration and evaluation costs and mineral property interests.

The impact of this voluntary change in accounting policy on prior period amounts is outlined below:

Statements of Financial Position

As at January 1, 2017	As previously reported	Adjustment	Restated
Mineral property interests	58,815	(22,765)	36,050
Accumulated other comprehensive (income) loss	(29)	11	(18)
Deficit	11,743	22,754	34,497
As at December 31, 2017	As previously reported	Adjustment	Restated
Mineral property interests	95,986	(58,728)	37,258
Accumulated other comprehensive (income) loss	256	(196)	60
Deficit	12,073	58,924	70,997

Statements of Loss and Comprehensive Loss

Three months ended September 30, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation costs	-	20,214	20,214
Income (loss) for the period	1,841	(20,214)	(18,373)
Unrealized currency gain (loss) on translation of foreign operations	(166)	117	(49)
Net comprehensive income (loss)	1,675	(20,097)	(18,422)

Earnings (loss) per share (basic and diluted)	$0.02	$(0.26)	$(0.24)

Nine months ended September 30, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation costs	-	32,436	32,436
Income (loss) for the period	643	(32,436)	(31,793)
Unrealized currency gain (loss) on translation of foreign operations	(284)	214	(70)
Net comprehensive income (loss)	359	(32,222)	(31,863)

Earnings (loss) per share (basic and diluted)	$0.01	$(0.43)	$(0.42)

9 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

3.	Change in accounting policy (continued)

Statement of Cash Flows

Three months ended September 30, 2017	As previously reported	Adjustment	Restated
Income (loss) for the period	1,841	(20,214)	(18,373)
Share-based compensation	187	120	307
Depreciation of fixed assets	-	71	71
Unrealized foreign exchange (loss) gain	103	(11)	90
Changes in non-cash working capital
Prepaid expenses and deposits	(195)	2,426	2,231
Accounts payable and accrued liabilities	56	6,010	6,066
Cash used in operating activities	(1,328)	(11,598)	(12,926)
Exploration and evaluation costs	(12,666)	12,666	-
Acquisition of mineral property interests	-	(1,068)	(1,068)
Cash used in investing activities	(12,601)	11,598	(1,003)

Nine months ended September 30, 2017	As previously reported	Adjustment	Restated
Income (loss) for the period	643	(32,436)	(31,793)
Share-based compensation	974	702	1,674
Depreciation of fixed assets	-	188	188
Unrealized foreign exchange (loss) gain	139	(5)	134
Changes in non-cash working capital
Prepaid expenses and deposits	(383)	(513)	(896)
Accounts payable and accrued liabilities	38	8,447	8,485
Cash used in operating activities	(4,694)	(23,617)	(28,309)
Exploration and evaluation costs	(24,714)	24,714	-
Acquisition of mineral property interests	-	(1,097)	(1,097)
Cash used in investing activities	(24,646)	23,617	(1,031)

4.	Mineral property interests

(a)	Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. The permits are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and greater than 350,000 hectares collectively.

10 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

4.	Mineral property interests (continued)

(b) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia. The project is being explored as a potential high-grade underground mining operation.

(c) Peruvian exploration projects

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019		-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During 2017 the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transferring the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Sombrero

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and has made cash payments totalling US$0.2 million. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5.0 million.

11 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

4.	Mineral property interests (continued)

(c)  Peruvian exploration projects (continued)

Mollecruz

On June 22, 2018 the Company entered an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are key claims in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% NSR, through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019		50	150
June 22, 2020		100	150
June 22, 2021		200	500
June 22, 2022		300	700
June 22, 2023		900	1,500
Total		1,600	3,000

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016)	Completed	100	-
September 22, 2017	Completed	100	-
September 22, 2018*		100	200
September 22, 2019*		200	250
September 22, 2020*		150	1,000
September 22, 2021*		2,500	2,000
Total		3,150	3,450

* Effective September 4, 2018, the Company formally declared the existence of a force majeure event under the Baños Option thereby deferring the Company’s obligation to make the September 22, 2018 property payment and any subsequent property payments and work expenditures. Despite the Company acting in good faith in its negotiations with the community, the Company was unable to reach an access agreement in order to initiate its exploration program on the Baños properties. The deferral remains in effect for up to one year.

12 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

4.	Mineral property interests (continued)

(d) Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2016	$18,725	$16,060	$1,265	$36,050
Additions	80	-	1,308	1,388
Change in estimate of provision for site reclamation and closure	(124)	-	-	(124)
Currency translation adjustment	-	-	(56)	(56)
Balance at December 31, 2017	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,104	1,104
Change in estimate of provision for site reclamation and closure	190	-	-	190
Currency translation adjustment	-	-	67	67
Balance at September 30, 2018	$ 18, 871	$16,060	$3,688	$38,619

5.	Flow-through share premium liability

As at September 30, 2018, the Company has a flow-through share premium liability of $428 (December 31, 2017 - $185) in relation to the various flow-through share financings completed since 2017 (see note 8(b) for full details of the financings).

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Below is a summary of the flow-through financings and the related flow-through share premium liability generated by each financing:

	Shares issued	Flow-through share price	Premium per flow-through share	Flow-through premium liability
January 24, 2017	4,590,818	$5.01	$1.34	$6,151
March 23, 2018*	1,091,826	$2.35	$0.67	737
August 16, 2018	4,299,375	$1.60 - $1.87	$0.30 - $0.57	1,742
	9,982,019			$8,630

* Note that the March 23, 2018 flow-through shares were priced in USD with a flow-through price per share of US$1.82 and a flow-through premium of US$0.52 per share.

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures			Flow-through premium liability
	BC	Nunavut	Total
Balance at January 1, 2017	$-	$-	$-	$-
Flow-through funds raised	7,500	15,500	23,000	6,151
Flow-through eligible expenditures	(6,807)	(15,500)	(22,307)	(5,966)
Balance at December 31, 2017	693	-	693	185
Flow-through funds raised	1,870	8,023	9,893	2,479
Flow-through eligible expenditures	(1,768)	(7,159)	(8,927)	(2,236)
Balance at September 30, 2018	$795	$864	$1,659	$428

13 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

6.	Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

As at September 30, 2018, the present value of future estimated cash flows required to settle the site reclamation and closure obligation was estimated at $1,880 (December 31, 2017 - $1,662). The key assumptions on which this estimate is based are:

•	Undiscounted cash flow for site reclamation of $2,545 (December 31, 2017 - $2,250)
•	Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033
•	Annual inflation rate 2% (December 31, 2017 - 2%)
•	Risk-free interest rate 2.41% (December 31, 2017 - 2.26%)

The discounted liability for the site reclamation and closure provision at Committee Bay project is as follows:

	September 30, 2018	December 31, 2017

Opening balance	$1,662	$1,747
Accretion	28	39
Change in estimate	190	(124)
Closing balance	$1,880	$1,662

7.	Exploration and evaluation costs

For the three months ended September 30, 2018 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$501	$67	$44	$612
Exploration drilling	1,124	390	-	1,514
Camp cost, equipment and field supplies	350	206	193	749
Geological consulting services	317	52	346	715
Geophysical analysis	-	-	111	111
Permitting, environmental and community costs	102	8	95	205
Expediting and mobilization	145	55	8	208
Salaries and wages	773	164	31	968
Fuel and consumables	94	66	6	166
Aircraft and travel	1,956	460	33	2,449
Share based compensation	56	26	42	124
Total for the three months ended September 30, 2018	$5,418	$1,494	$909	$7,821

14 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

7.	Exploration and evaluation costs (continued)

For the three months ended September 30, 2017 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$1,003	$307	$73	$1,383
Exploration drilling	3,689	1,677	-	5,366
Camp cost, equipment and field supplies	484	442	291	1,217
Geological consulting services	984	474	488	1,946
Geophysical analysis	218	98	53	369
Permitting, environmental and community costs	144	35	160	339
Expediting and mobilization	301	136	15	452
Salaries and wages	813	416	46	1,275
Fuel and consumables	1,635	187	8	1,830
Aircraft and travel	4,577	1,171	191	5,939
Share based compensation	53	29	40	122
Recoveries	-	(24)	-	(24)
Total for the three months ended September 30, 2017	$13,901	$4,948	$1,365	$20,214

For the nine months ended September 30, 2018 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$605	$94	$145	$844
Exploration drilling	1,252	390	307	1,949
Camp cost, equipment and field supplies	706	258	709	1,673
Geological consulting services	444	192	802	1,438
Geophysical analysis	-	-	212	212
Permitting, environmental and community costs	247	62	776	1,085
Expediting and mobilization	222	96	27	345
Salaries and wages	1,337	296	275	1,908
Fuel and consumables	104	66	15	185
Aircraft and travel	2,889	464	98	3,451
Share based compensation	119	36	139	294
Total for the nine months ended September 30, 2018	$7,925	$1,954	$3,505	$13,384

15 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

7.	Exploration and evaluation costs (continued)

For the nine months ended September 30, 2017 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$1,162	$314	$109	$1,585
Exploration drilling	5,008	1,677	-	6,685
Camp cost, equipment and field supplies	992	524	605	2,121
Geological consulting services	1,785	709	1,012	3,506
Geophysical analysis	349	98	77	524
Permitting, environmental and community costs	275	88	1,179	1,542
Expediting and mobilization	635	136	25	802
Salaries and wages	1,923	643	195	2,761
Fuel and consumables	1,858	206	16	2,080
Aircraft and travel	8,541	1,243	368	10,152
Share based compensation	325	143	234	702
Recoveries	-	(24)	-	(24)
Total for the nine months ended September 30, 2017	$22,853	$5,757	$3,826	$32,436

8.	Share capital

(a)	Authorized

Unlimited common shares without par value

(b)	Share issuances

Nine months ended September 30, 2018:

i.	On August 16, 2018 the Company completed a non-brokered flow-through private placement (the “August 2018 Offering”) for gross proceeds of $7,331. The proceeds from the sale of the August 2018 flow-through shares are to be used exclusively for exploration on the Company’s Committee Bay, Gibson MacQuoid and Homestake Ridge projects.

Share issue costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Nunavut flow-through shares issued at $1.60 per share	2,084,375	$3,335
Nunavut charity flow-through shares issued at $1.75 per share	1,215,000	2,126
BC charity flow-through shares issued at $1.87 per share	1,000,000	1,870
Share issue costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189

16 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

8.	Share capital (continued)

(b)	Share issuances (continued)

ii.	On March 23, 2018 the Company closed the “March 2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million. The March 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The proceeds from the sale of the March 2018 flow-through shares were used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the March 2018 Offering totalled $1,335, which included $756 in commissions, and $579 in other issuance costs. A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Share issue costs	-	(1,335)
Proceeds net of share issue costs	7,107,211	11,280
Flow-through share premium liability	-	(737)
	7,107,211	$10,543

iii.	During the nine months ended September 30, 2018, 70,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.51 for gross proceeds of $35. Attributed to these share options, fair value of $35 was transferred from the equity reserves and recorded against share capital.

iv.	During the nine months ended September 30, 2018, 15,000 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.40 for gross proceeds of $21. Attributed to these share purchase warrants, fair value of $12 was transferred from the share option and warrant reserve and recorded against share capital.

Nine months ended September 30, 2017:

v.	On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41,172 (the “2017 Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the 2017 Offering totalled $2,261, which included $2,022 in commissions, and $239 in other issuance costs. The gross proceeds from the 2017 Offering were also offset by $6,151, an amount related to the flow-through share premium liability (note 5). A reconciliation of the impact of the 2017 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

vi.	During the nine months ended September 30, 2017, 183,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $1.74 for gross proceeds of $319. Attributed to these share options, fair value of $202 was transferred from the equity reserves and recorded against share capital.

vii.	During the nine months ended September 30, 2017, 1,954,011 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.60 for gross proceeds of $3,121. Attributed to these share purchase warrants, fair value of $1,523 was transferred from the equity reserves and recorded against share capital.

17 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

9.	Share option and warrant reserves

(a)	Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2016	4,753,000	$1.77
Granted	530,000	3.19
Exercised	(453,000)	1.18
Expired	(20,000)	2.63
Outstanding, December 31, 2017	4,810,000	$1.97
Granted	1,775,000	1.42
Exercised	(70,000)	0.51
Forfeited	(56,250)	1.60
Expired	(73,750)	2.73
Outstanding, September 30, 2018	6,385,000	$1.83

As at September 30, 2018, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	890,000	$.51	0.38	890,000	$0.51	0.38
Aug 17, 2020	1,070,000	1.30	1.88	1,070,000	1.30	1.88
June 21, 2021	2,195,000	2.63	2.72	2,195,000	2.63	2.72
Jan 10, 2022	440,000	3.22	3.28	440,000	3.22	3.28
May 5, 2022	65,000	3.04	3.60	56,875	3.04	3.60
June 20, 2023	825,000	1.42	4.72	328,125	1.42	4.72
June 26, 2023	900,000	1.42	4.74	337,500	1.42	4.74
	6,385,000	$1.83	2.85	5,317,500	$1.91	2.47

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the three and nine months ended September 30, 2018 and 2017 the company recognized share-based compensation expense as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Recognized in net loss:
Included in exploration and evaluation costs	$124	$121	$294	$701
Included in fees, salaries and other employee benefits	249	184	508	956
Included in project investigation costs	20	2	30	17
	$393	$307	$832	$1,674

18 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

9.	Share option and warrant reserves (continued)

(a)	Share-based payments (continued)

During the three and nine months ended September 30, 2018, the Company granted nil and 1,775,000 share options, respectively, to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share options was calculated as $0.75 using the Black-Scholes option valuation model at the grant date.

During the three and nine months ended September 30, 2017, the Company granted nil and 530,000 share options, respectively, to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share options was calculated as $2.01 using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the nine months ended September 30, 2018 and 2017 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Nine months ended September 30,
	2018	2017
Risk-free interest rate	1.97%	0.94%
Expected dividend yield	Nil	nil
Share price volatility	67%	77%
Expected life in years	4.36	4.34

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options.

(b)	Share purchase warrants

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, December 31, 2016	2,018,877	$1.59
Expired	(37,150)	1.34
Exercised	(1,954,011)	1.60
Outstanding, December 31, 2017	27,716	$1.40
Expired	(12,716)	1.40
Exercised	(15,000)	1.40
Outstanding, September 30, 2018	-	-

19 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

10.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a) Related parties

	Three months ended September 30,		Nine months ended September 30,
2018	2017	2018	2017
Universal Mineral Services Ltd. [1]
Fees, salaries and other employee benefits	$59	$128	$362	$422
Legal and professional fees	-	-	6	-
Marketing and investor relations	23	3	41	6
Insurance	-	1	1	1
Office and administration	68	103	239	324
Regulatory, transfer agent and shareholder information	-	15	-	17
Project investigation costs	-	-	6	10
Exploration and evaluation costs:
Committee Bay	184	142	467	441
Homestake	18	108	117	304
Peru	64	22	108	77
Total transactions for the period	$416	$522	$1,347	$1,602

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at September 30, 2018 was $147 (December 31, 2017 – $179). In addition, the Company had $150 on deposit with UMS as at September 30, 2018 (December 31, 2017 - $150).

(b) Compensation of key management personnel

During the period, compensation to key management personnel, being the Company’s six executives, was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Short-term benefits	$338	$385	$1,431	$1,731
Share-based payments	229	143	455	827
	$567	$528	$1,886	$2,558

11.	Supplemental cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Deferred acquisition costs capitalized in mineral properties	$-	$-	$-	$160
Deferred acquisition costs included in accounts payable	10	-	10	-

20 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

12.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

September 30, 2018	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,489	102	1,591
Mineral property interests	34,931	3,688	38,619
	$36,535	$3,790	$40,325

December 31, 2017	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,612	63	1,675
Mineral property interests (restated – note 3)	34,741	2,517	37,258
	$36,468	$2,580	$39,048

13.	Loss per share

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(Restated – note 3)		(Restated – note 3)
Net loss	$7,488	$18,373	$15,323	$31,793
Weighted average number of shares outstanding	88,304,840	77,189,991	84,552,131	76,034,373
Basic and diluted loss per share	$0.08	$0.24	$0.18	$0.42

All of the outstanding share options and share purchase warrants at September 30, 2018 and 2017 were anti-dilutive for the periods then ended as the Company was in a loss position.

21 of 22

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

14.	Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at September 30, 2018 and December 31, 2017 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. No transfer occurred between the levels during the year.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at September 30, 2018 the primary risks were as follows:

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at September 30, 2018 and December 31, 2017 the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	September 30, 2018	December 31, 2017

Financial assets denominated in foreign currencies	$439	$195
Financial liabilities denominated in foreign currencies	(4)	(1)
Net exposure	$435	$194

A 10% increase or decrease in the US dollar exchange rate would result in an increase or decrease in the Company’s net loss for the nine months ended September 30, 2018 of approximately $43.

(ii) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its held for trading investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

22 of 22